                                                                       EXHIBIT 2

                    LETTER AGREEMENT, DATED FEBRUARY 6, 2004,
                 BETWEEN DR. TERENCE H. MATTHEWS AND MARY MILLS

                                                                    CONFIDENTIAL

February 6, 2004

BY HAND DELIVERY

Ms. Mary E. Mills
30 Pentland Cres.
Ottawa, Ontario
K2K 1V5

Dear Mary:

            RE:               MITEL NETWORKS CORPORATION

      - I will grant you, out of my personal Mitel shareholdings, a warrant to purchase 200,000 shares of common stock of Mitel equal, in the aggregate. Such warrant shall be granted and shall vest on August 1, 2004 and shall have an exercise price equivalent to the price of the current equity round led by CIBC.

      -     This warrant shall expire on August 1, 2007.

      - In the event of your death, this warrant will pass to your estate and all conditions and terms will remain the same.

Yours very truly,

Terence H. Matthews